June 21, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention:             Irene Paik

Re:	Citizens, Inc.
Post Effective Amendment No.3 to Form S-3 on Form S-1
Filed on June 9, 2017
File No. 333-185618
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Paik:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Citizens, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Post Effective Amendment No.4 to Form S-3 on Form S-1 (File No. 333-185618), as amended (the “Amendment”), so that it may become effective at or before 9:00 am on June 23, 2017, or as soon as practicable thereafter.

The Registrant hereby acknowledges that it is aware of its responsibility under the Securities Act of 1933 and the Securities Exchange Act of 1934 as it relates to the proposed public offering of the securities specified in its Amendment noted above.

Sincerely,

/s/ Geoffrey Kolander

Geoffrey Kolander

CEO

cc: Alan Dye, Hogan Lovells